UNITED STATES                                OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION      OMB Number 3235-0058
Washington, D.C. 20549                  Express:   June 30, 1994
                                        Estimated average burden hours
                                        per response..............2.50
          FORM 12b-25
                                                SEC FILE NUMBER

                                                    1-6761

  NOTIFICATION OF LATE FILING                   CUSIP NUMBERS
                                                  194831 202
                                                  194831 301
                                                  194831 AB9
                                                  194831 AE3
                                                  194831 AC7
                                                  194831 AD5

(Check One):    (X) Form 10-K    ( ) Form 20-F
                ( ) Form 11-K    ( ) Form 10-Q
                ( ) Form N-SAR

    For Period Ended:   January 29, 1994
    (   )       Transition Report on Form 10-K
    (   )       Transition Report on Form 20-F
    (   )       Transition Report on Form 11-K
    (   )       Transition Report on Form 10-Q
    (   )       Transition Report on Form N-SAR
    For the Transition Period Ended:_________________________________________

Read Instruction (on back page) Before Preparing Form.  Please
Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_____________________________________________________________________________

PART I - REGISTRANT INFORMATION

     COLLINS & AIKMAN GROUP, INC.
Full Name of Registrant

     WICKES COMPANIES, INC.
Former Name if Applicable

     8320 University Executive Park, Suite 102
Address of Principal Executive Office (Street and Number)

     Charlotte, North Carolina   28262
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before
[X] the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach
Extra Sheets if Needed).

    On April 19, 1994, Collins & Aikman Holdings Corporation, the parent corporation of Collins & Aikman Group, Inc.
(the "Company"), filed a Registration Statement on Form S-2 (File No. 33-53179) with the Securities and Exchange Commission (the "Registration Statement"). The substantial efforts directed toward filing the Registration Statement required of the directors, officers and financial and legal personnel of the Company diverted those persons from the task of completing and finalizing their review of the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 1994, thereby rendering the Company unable to file its Form 10-K by April 29, 1994.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person, to contact in regard to this notification

     John F. Grossbauer                      (704) 548-2351
            (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

(X)Yes      (  )No
______________________________________________________________________________
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

(  )Yes         (X)No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

_____________________________________________________________________________

                 COLLINS & AIKMAN GROUP, INC.
        (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




May 2, 1994                    /S/  PAUL W. MEEKS
Date                       By       Paul W. Meeks
                                    Vice President and Treasurer


INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.